

Kimberly Lewis · 2nd

Interested in investing? Sign up here. curlmix.com/invest

Greater Chicago Area · 500+ connections · **Contact info**

 **CurlMix**

University of Illinois at Urbana-Champaign

Featured



Made in Chicago - Behind the Scenes at CurlMix HQ

YouTube

At CurlMix, we create clean beauty products for women with curly hair. CurlMix has taken OFF so...



CurlMix Turns Down Deal – Shark Tank

YouTube

CurlMix turns down a deal with Robert Herjavec. Watch Shark Tank Sundays at 10|9c on ABC....

Activity

2,192 followers


**I would love to send you some CurlMix !
Glad to see you being your authentic...**
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Thanks for having me! I had a blast
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Yes to all of this.
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**Thank you so much for featuring m
#chitown**
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Experience


CEO & Co-Founder
CurlMix
Sep 2015 – Present · 5 yrs 8 mos
Chicago, IL

At CurlMix we offer simple beauty rituals.


Co-Founder
The Natural Hair Academy Inc.
Sep 2013 – Aug 2015 · 2 yrs
Chicago, Il

We are the Social Network for Naturals. The one stop shop for all things Natural Hair.

The Natural Hair Academy is a virtual community where women of all curl patterns can find personalized information on organic ways to care for their hair. The platform offers ...see more


**The-NHA.com - The
Social Network for...**


University of Illinois at Urbana-Champaign
2 yrs 9 mos


Assistant Stage Manager at Krannert Center for Performing Artists
Sep 2012 – May 2013 · 9 mos
Urbana, Il

•Act as liaison between the Krannert Center and the artist, vendors and/or clients to successfully implement our client's vision with smooth execution by providing excellent customer service, with a positive attitude and a quick response behavior
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...

Resident Advisor

Aug 2011 – May 2013 · 1 yr 10 mos

•Develop programs and advise over 65 undergraduate students 24 hours a day by conducting interactive presentations on diversity, chemical abuse, personal development, relationships, security, and academic performance to establish a nurturing community
•Manage and facilitate administrative tasks by issuing room condition reports, mair …see more

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Member

National Black MBA Association

Sep 2009 – May 2013 · 3 yrs 9 mos
Champaign, Il

President (1 year), VP of Finance (1 year)
•Organized travel, lodging and activities for the annual NBMBAA conference and managed account of over $7,000 dollars in order to afford members the exposure to graduate school programs as well as graduate professionals and GMAT training   …see more



Career Prep Fellow

Management Leadership for Tomorrow
Jul 2011 – Dec 2012 · 1 yr 6 mos
Washington D.C. Metro Area

•Selected as one of 200 from nationwide pool of 2,000+ candidates for an 18 month, intensive career development program
•Participate in quarterly seminars hosted by industry professionals from Goldman Sachs, Google Inc., and Creative Artists Agency

Show 1 more experience ⌄

Education



University of Illinois at Urbana-Champaign

Bachelor of Business Administration (BBA), Logistics, Materials, and Supply Chain Management
2009 – 2013



University of Illinois at Urbana-Champaign

Bachelor of Science, Business Administration; Marketing; Supply Chain Management
2009 – 2013

Skills & endorsements

Management · 25

 Endorsed by **6 of Kimberly's colleagues at University of Illinois Urbana-Champaign**

Event Planning · 22

 Endorsed by **Kimberly Otchere, who is highly skilled at this**

 Endorsed by **5 of Kimberly's colleagues at University of Illinois Urbana-Champaign**

Social Media · 20

 Endorsed by **5 of Kimberly's colleagues at University of Illinois Urbana-Champaign**

 Endorsed by **6 people who know Social Media**

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Recommendations

Received (0)   **Given (1)**

 **Peter Livingston**
Looking for the best companies, off the beaten path. Founder/GP at Unpopular Ventures.

August 2, 2019, Kimberly was a client of Peter's

Peter came highly recommended by my advisor and suggested he would be an awesome partner and investor. Since closing the round, he has been really helpful in coming up with strategies to reduce acquisition costs and to grow the brand.

Accomplishments

2 **Languages**
English • French

Interests

 **Henri Pierre-Jacques** in

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MLT/Chicago Alumni Group
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451,649 followers

Ulta Beauty
307,034 followers

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